EXHIBIT 4.1

DESCRIPTION OF SEQUENTIAL BRANDS GROUP, INC. CAPITAL STOCK

The following description of the material terms of the common stock and preferred stock of Sequential Brands Group, Inc. (the “Company” or “Sequential”) is not complete and is qualified in its entirety by reference to (i) Sequential’s amended and restated certificate of incorporation (as amended from time to time, the “Certificate of Incorporation”), and the amended and restated bylaws (as amended from time to time, the “Bylaws”) and (ii) the applicable provision of Section 251(c) of the General Corporation Law of the State of Delaware (“DGCL”).

Authorized Common Stock

Sequential’s authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, which we refer to as Sequential’s preferred stock.

Common Stock

The shares of Sequential common stock are duly authorized, validly issued, fully paid and non-assessable. Each holder of a share of Sequential common stock is entitled to one vote for each share upon all questions presented to the stockholders, and the common stock has the exclusive right to vote for the election of directors and for all other purposes (subject to the express terms of any series of preferred stock that Sequential may designate or issue in the future). The holders of Sequential common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the Sequential common stock. Holders of Sequential common stock are entitled to receive dividends as may be declared from time to time by the Sequential board of directors (the “Board”) out of funds legally available therefor. Holders of Sequential common stock are entitled to share pro rata, upon any liquidation or dissolution of Sequential, in all remaining assets available for distribution to stockholders after payment or providing for Sequential’s liabilities and the liquidation preference of any outstanding Sequential preferred stock. The rights, preferences and privileges of the holders of Sequential common stock are subject to and may be adversely affected by the rights of holders of any series of Sequential preferred stock that Sequential may designate and issue in the future. Sequential common stock is listed on the Nasdaq under the symbol “SQBG.” The transfer agent and registrar for Sequential common stock is Computershare.

Additional Classes or Series of Preferred Stock

The Certificate of Incorporation permits the Board, without further action by the stockholders, to issue up to 10 million shares of preferred stock in one or more series of preferred stock with such designations, powers, preferences, special rights, qualifications, limitations and restrictions as the Board may determine from time to time. Accordingly, without action by the stockholders, the Board may designate and authorize the issuance of additional classes or series of Sequential preferred stock having voting rights, dividend rights, conversion rights, redemption provisions (including sinking fund provisions) and rights in liquidation, dissolution or winding up that are superior to those of Sequential common stock. Sequential’s ability to issue an indeterminate number of shares of preferred stock with such rights, privileges and preferences as the Board may fix may have the effect of delaying or preventing a takeover or other change of control of Sequential.

Certificate of Incorporation and Bylaw Provisions; Takeover Statutes

A number of provisions in the Certificate of Incorporation, the Bylaws and the DGCL may make it more difficult to acquire control of Sequential or remove its management.

Structure of Board

The Board is staggered. The Bylaws provide that each director of Sequential will hold office for a term of three years. The Board, in accordance with the Bylaws and the Certificate of Incorporation, will need to consist of not less than 2 nor more than 15 members and that the Board may, within that limit, increase or decrease the exact number of directors by Board resolution. Furthermore, any vacancies on the Board caused by death, removal, resignation or any other cause, and any newly created directorships resulting from an increase in the authorized number of directors, will be permitted to be filled only by a majority vote of the directors then in office.

Removal of Directors

Under the DGCL, directors of a staggered board may only be removed for cause.

Advance Notice of Proposals and Nominations

The Bylaws provide that stockholders must give timely written notice to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. Generally, to be timely, a stockholder’s notice will be required to be delivered to the Secretary of Sequential at the principal executive offices of Sequential not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. The Bylaws also specify the form and content of a stockholder’s notice. These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from nominating candidates for election as directors at an annual meeting of stockholders.

Limits on Special Meetings

The Certificate of Incorporation provides that a special meeting of the stockholders of Sequential may be called only by (i) the chairperson of the Board, (ii) the president, (iii) the secretary, (iv) a majority of the Board and (v) by Sequential upon the written demand of the holders of not less than 80% of the voting power of Sequential.

Takeover Statutes

Section 203 of the DGCL, which section applies to Sequential, generally prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.